Notice

Teva Pharmaceutical Industries Ltd. mourns the passing of Mr. Abraham (Barry) Cohen, a longstanding member of the Board of Directors, who greatly contributed to the development of Teva over the past 20 years.

Mr. Cohen had been a director of Teva since 1992. Over the many years during which he played an active role in the Board of Directors, Mr. Cohen assisted in implementing processes and strategies that transformed Teva into a leading global pharmaceutical company. His deep understanding of and vast experience in the pharmaceutical industry were invaluable to the Board of Directors.

From 1982 to 1992, Mr. Cohen served as Senior Vice President of Merck & Co. and from 1977 to 1988 as President of the Merck Sharp & Dohme International Division.

After his retirement from Merck in January 1992, Mr. Cohen was active as an international business consultant and a member of several boards, including Akzo Nobel NV (until 2007), Vasomedical, Inc. (until 2011), Chugai Pharmaceutical Co. Ltd., BioTime, Inc. and Mannkind Corporation.

Teva gratefully acknowledges and lauds Mr. Cohen’s unique contribution as a Director of the Company.

Dr. Phillip Frost, MD
Chairman of the Board of Directors

November 26, 2012